Exhibit 12

ALERIS INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For the three months ended March 31
	2006	2005
Earnings:
Earnings before provisions for income taxes and minority interests	$45,256	$32,976
Add: Equity in net loss of affiliates	—	134

Sub-total:	45,256	33,110

Add: Total fixed charges (per below)	15,071	11,416
Less: Interest capitalization	(282)	(281)

Total earnings before provision for income taxes and minority interest	60,045	44,245

Fixed Charges:
Interest expense, including interest capitalized	14,209	10,613
Portion of rental expense representative of interest	862	803

Total fixed charges	$15,071	$11,416

Ratio of Earnings to Fixed Charges	4.0	3.9